PRICING TERM SHEET

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-252096 and 333-252096-01

January 14, 2021

AMERICAN ASSETS TRUST, L.P., AS ISSUER

AMERICAN ASSETS TRUST, INC., AS GUARANTOR

Pricing Term Sheet

$500,000,000 3.375% Senior Notes due 2031

Issuer:	American Assets Trust, L.P.

Guarantor:	American Assets Trust, Inc.

Ratings: (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB

Ratings Outlooks: (Moody’s / S&P / Fitch)*:	Stable / Stable / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	January 14, 2021

Settlement Date:	January 26, 2021

Maturity Date:	February 1, 2031

Interest Payment Dates:	February 1 and August 1, beginning August 1, 2021

Principal Amount:	$500,000,000

Benchmark:	0.875% due November 15, 2030

Benchmark Price / Yield:	97-21 / 1.127%

Spread to Benchmark:	+ 237.5 bps

Yield to Maturity:	3.502%

Coupon:	3.375%

Public Offering Price:	98.935%

Optional Redemption:	Prior to November 1, 2030 (the “Par Call Date”), make-whole redemption at the Treasury Rate (as defined) plus 40 basis points, plus accrued and unpaid interest. On and after the Par Call Date, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption and the calculation of the redemption price.

CUSIP / ISIN:	02401L AA2 / US02401LAA26

Joint Book-Running Managers:	Wells Fargo Securities, LLC, BofA Securities, Inc. and Morgan Stanley & Co. LLC

Co-Managers:	Mizuho Securities USA LLC, PNC Capital Markets LLC and US Bancorp Investments, Inc.

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

It is expected that delivery of the notes will be made against payment therefor on or about January 26, 2021, which will be the seventh business day following the date of the pricing of the notes (such settlement being referred to as “T+7”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next four business days will be required, by virtue of the fact that the notes will initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

The issuer and the guarantor have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the related prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or emailing wfscustomerservice@wellsfargo.com, by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or emailing dg.prospectus_requests@bofa.com or by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or emailing prospectus@morganstanley.com.